20012665

| OMB APPROVAL | |
|---|---|
| OMB Number. | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response . . . . . 12.00 | |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 12 2020
Washington, DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35379 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HANKERSON FINANCIAL, INC.**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**2929 NORTH 44TH STREET #200**
(No. and Street)

| **PHOENIX** | **AZ** | **85018** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**TODD JASON** **602-840-0880**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

# OATH OR AFFIRMATION

I, **TODD JASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **HANKERSON FINANCIAL, INC.**, as of **DECEMBER 31, 2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**VICE-PRESIDENT**
Title

Public Notary

BETH TIMPSON SCHLEEPER
Notary Public, State of Arizona
Maricopa County
Commission # 573610
My Commission Expires
November 08, 2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HANKERSON FINANCIAL, INC.
# 2019 FINANCIAL AUDIT

2929 N. 44th Street, Suite 200 Phoenix, AZ 85018

# CONTENTS

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Hankerson Financial, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Hankerson financial, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Hankerson Financial, Inc.'s management. Our responsibility is to express an opinion on Hankerson Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hankerson Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The Schedules I, II and III (see page numbers 11, 12 & 13) have been subjected to audit procedures performed in conjunction with the audit of Hankerson Financial, Inc.'s financial statements. The supplemental information is the responsibility of Hankerson Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hankerson Financial, Inc.'s auditor since 2018.

Maitland, Florida

March 3, 2020

## Hankerson Financial, Inc.
## Statement of Financial Condition
## December 31, 2019

### Assets

| | | |
|---|---|---|
| Cash | $ | 24,384 |
| Commissions Receivable | | 5,742 |
| Investments, at Market Value | | 6,008 |
| Other Receivables | | 321 |
| Other Receivables (Related Party) | | 2,640 |
| Prepaid Expenses | | 1,731 |
| **Total Assets** | $ | 40,826 |

### Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Commissions Payable | $ | 4,388 |
| Accounts Payable | | 2,250 |
| **Total Liabilities** | | 6,638 |

**Stockholder's equity**

| | | |
|---|---|---|
| Common Stock, No Par Value, 100,000 Shares Authorized, 15,000 Shares Issued and Outstanding | | 15,000 |
| Additional Paid in Capital | | 10,000 |
| Accumulated Other Comprehensive Income | | 449 |
| Retained Earnings | | 8,739 |
| **Total Stockholder's Equity** | | 34,188 |
| **Total Liabilities and Stockholder's Equity** | $ | 40,826 |

The accompanying notes are an integral part of these financial statements.

**Hankerson Financial, Inc.**
**Statement of**
**Operations**
**For the Year Ended December 31, 2019**

| | |
|---|---|
| **Revenues** | |
| Commissions – Mutual Funds & 12B-1s | 25,724 |
| Commissions – Limited Partnerships | 1,341 |
| Interest & Dividend Income | 105 |
| **Total Revenues** | 27,170 |
| **Expenses** | |
| Commission Expense | 21,931 |
| Occupancy and Equipment Rental | 9,000 |
| Other Operating Expenses | 12,753 |
| **Total Expenses** | 43,684 |
| **Net Income(Loss)** | (16,514) |
| **Other Comprehensive Gain** | |
| Unrealized Gain on Investment | 449 |
| **Comprehensive Income(Loss)** | $ (16,065) |

The accompanying notes are an integral part of these financial statements.

**Hankerson Financial, Inc.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2019**

| | Common Stock | Additional Paid in Capital | Retained Earnings | Other Comprehensive Income | Total |
|---|---|---|---|---|---|
| **Balance at December 31, 2018** | $ 15,000 | $ -0- | $ 25,253 | $ -0- | $ 40,253 |
| Additional Paid in Capital | | 10,000 | | | 10,000 |
| Unrealized Gain | | | | 449 | 449 |
| Net Loss | | | (16,514) | | (16,514) |
| **Balance at December 31, 2019** | $ 15,000 | $ 10,000 | $ 8,739 | $ 449 | $ 34,188 |

The accompanying notes are an integral part of these financial statements.

**Hankerson Financial, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2019**

| | | | |
|---|---|---|---|
| **Cash flow from operating activities:** | | | |
| Net income (loss) | | | $ (16,065) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Mark to market of investments, at market value | $ | (546) | |
| (Increase) decrease in assets: | | | |
| Commissions receivable | | (964) | |
| Other receivables | | 127 | |
| Prepaid expenses | | 818 | |
| Increase (decrease) in liabilities: | | | |
| Commissions payable | | (577) | |
| Accounts payable | | 1,559 | |
| Total adjustments | | | 417 |
| **Net cash provided by (used in) operating activities** | | | (15,648) |
| **Net cash provided by (used in) in investing activities** | | | |
| **Net cash provided by (used in) financing activities** | | | |
| Additional Paid in Capital | | | 10,000 |
| **Net increase (decrease) in cash** | | | (5,648) |
| **Cash at beginning of year** | | | 30,032 |
| **Cash at end of year** | | | $24,384 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid during the year for: | | | |
| Interest | | $ | -0- |
| Income taxes | | $ | -0- |

The accompanying notes are an integral part of these financial statements.

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2019**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***General***

Hankerson Financial, Inc. (the "Company") was incorporated in the State of Arizona on December 23, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense are recognized on the date the investment is funded by the investor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

***Summary of Significant Accounting Policies***

*Significant Judgments*

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2019**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified the pricing is agreed upon and the risk and rewards of ownership of the securities have been transferred to/from the customer.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions from the sale of Mutual Funds, Variable Annuities, and 12B-1s are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are held for sale in the ordinary course of business.

**Hankerson Financial, Inc.**
**Notes to Financial Statements**
**December 31, 2019**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: INVESTMENTS, AT MARKET VALUE

Investments, at market value are comprised of an investment in a mutual fund. The Company recorded an unrealized gain of $449 in net investment gains and losses for the mark to market for this investment for the year ended December 31, 2019. As of December 31, 2019, the fair market value of this investment was $6,008.

## Note 3: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

## Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Investments, at market value | $ 6,008 | $ 6,008 | $ - | $ - |
| **Total** | $ 6,008 | $ 6,008 | $ - | $ - |

## Note 5: RELATED PARTY TRANSACTIONS

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-2 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $9,000 relating to the office lease for the year ended December 31, 2019

There is an amount payable to the related party of $2,250 on December 31, 2019.

## Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $27,241 which was $22,241 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,638) to net capital was 0.24 to 1, which is less than the 15 to 1 maximum allowed.

## Note 8: GUARANTEES

FASB ASC 460. Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreements as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2019 or during the year then ended.

## Note 9: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

## Hankerson Financial, Inc.
## Schedule I - Computation of Net Capital Requirements

### Pursuant to Rule 15c3-1
### As of December 31, 2019

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 15,000 | |
| Additional Paid in Capital | 10,000 | |
| Retained earnings | 9,188 | |
| **Total stockholder's equity** | | $ 34,188 |
| Less: Non-allowable assets | | |
| Other receivables | (4,315) | |
| Commission receivable, in excess of payable | 0 | |
| Prepaid expenses | (1,731) | |
| **Total non-allowable assets** | | (6,046) |
| **Net capital before haircuts** | | 28,142 |
| Less: Haircuts on securities | | |
| Haircut on marketable securities | (901) | |
| **Total haircuts on securities** | | (901) |
| **Net Capital** | | 27,241 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 443 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | 22,241 |
| Ratio of aggregate indebtedness to net capital | 0.24 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.

Hankerson Financial, Inc.
Schedule II- Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Hankerson Financial, Inc.

**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2019**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2019

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Hankerson Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hankerson Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hankerson Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Hankerson Financial, Inc. stated that Hankerson Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hankerson Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hankerson Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 3, 2020

**Hankerson Financial, Inc.**
2929 North 44th Street, Suite 200
Phoenix, Arizona 85018
Fax (602)840-8191
(602) 840-0880

# Assertions Regarding Exemption Provisions

We, as members of management of Hankerson Financial, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph ***(k)(2)(i)***.

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending December 31, 2019.

Hankerson Financial, Inc

By:

Todd Jason, Vice-President

3/3/20
(Date)